Exhibit 99.2

KOBEX MINERALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Introduction

The following management’s discussion and analysis and financial review, prepared as of November 8, 2011, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011, and audited annual consolidated financial statements and related notes for the years ended December 31, 2010, 2009 and 2008.

As of January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed interim financial statements, are presented in accordance with the International Accounting Standard 34, Interim Financial Reporting. The comparative periods for fiscal 2010 have been restated in accordance with IFRS. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company” and formerly IMA Exploration Inc. (“IMA”)) is a Canadian company listed on the TSX Venture Exchange (KXM.V) and the NYSE Amex Exchange (KXM).  The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties it may own or acquire.  Further evaluation and exploration will be required before the economic viability of any of the properties can be determined.

IMA acquired all of the issued and outstanding shares of Kobex Resources Ltd. (“KBX”) and International Barytex Resources Ltd. (“IBX”) on September 30, 2009. The transactions were effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of KBX and IBX at the effective time were exchanged for IMA securities.  IMA’s name was subsequently changed to Kobex Minerals Inc.

As at September 30, 2011, the Company had $38,561,399 in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company seeks to identify, acquire, and develop deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.

As at November 8, 2011, the Company is well funded with $37.5 million in cash and is actively seeking and evaluating a number of mineral opportunities in search of acquisitions which would enhance shareholder value.  The Company continues to carefully review a number of projects that meet its criteria of established resources, competitive costs, and significant exploration potential.   As part of its review, the Company is also re-evaluating the strategy on its two existing properties, the Mel property and the Barb property, both situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest.

Mineral Properties

The Company currently has two properties in its portfolio, the Mel property and the Barb property.  Mr. Leo King, P. Geo, consultant, and qualified person under the meaning of National Instrument NI43-101, reviewed and approved the technical information relating to these two properties in the Mineral Properties section of this Management’s Discussion and Analysis.  These properties were owned and previously disclosed, by IBX, one of the predecessor companies from the Arrangements, and currently do not have a carrying value on the Company’s consolidated financial statements.  The Company is currently re-evaluating the strategy on these two properties which are situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest.

Mel Property, Yukon

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims all in good standing.

The Mel Property is located within an area of Cordilleran geology believed to host the bulk of future zinc potential in western Canada.  Cambrian to Ordovician marine sediments with same age volcanics host zinc-lead deposits in carbonate, chert and barite.  Broadly folded units of carbonates and clastic sediments form a north-south trending overturned syncline.  This synclinal structure has been cut by a number of north and northeast-trending faults.

Four sediment-hosted, zinc-rich zones have been identified on the Mel Property; the Main Mel, Jeri, Jeri North and Mel East Zones.  Mineralization on the Main Mel Zone and the showings on the south end of the Jeri and Mel East Zones occurs within a stratigraphic zone resting upon a cryptograined limestone unit overlain by a distinctive argillite unit.  The argillite unit grades upwards into wavy banded argillaceous limestone.  Mineralization at the Main Mel Zone consists of coarse-grained sphalerite and galena disseminated throughout a mixture of mudstone, silica carbonate and coarse crystalline barite.  Minor amounts of fine grained, sparsely disseminated pyrite occur locally.  As previously disclosed by IBX, the Main Mel Zone was the focus of a 48 hole program that resulted in an indicated mineral resource of 6.78 million tonnes of 7.1% zinc, 2.03% lead and 54.69% barite.  The Main Mel Zone is open down dip with potential to host a larger zinc-lead resource.

At the Jeri North Zone, the same stratigraphic interval hosting the Main Mel Zone contains zinc mineralization in a massive chert overlain by a volcanic flow and volcaniclastic sequence.  Significant mineralization has also been intersected in several holes drilled on the Jeri Zone.  Strong alteration of the footwall carbonate to zinc-bearing hydrothermal dolomite and silicified dolomite has been exposed along the middle syncline fold limb for several kilometres.  Sampling on the Jeri Zone has yielded up to 16% zinc over 5 metres.  Similar style zinc mineralization has been found at the Mel East Zone.

Several geophysical targets on the Jeri Zone and anomalous lead-zinc soil geochemistry and associated geophysical anomalies on the Mel East Zone warrant drill testing.

Barb Property, Yukon

The Barb property is located in the Watson Lake Mining District in Southeast Yukon, approximately 100 kilometres north of the town of Watson Lake. The wholly-owned property consists of 21 mineral claims in good standing.

The property is underlain by Devonian/Mississippian phyllitic rocks that form the western limb of a north-northwest trending syncline.  The phyllitic rocks form two conformable units; a dark green to black phyllite overlies a light grey, fine-grained unit.  An extensive quartz-sericite schist unit, locally sulphide-bearing and of possible volcanic origin, occurs within phyllitic rocks at the Money Zone.

Historic work on the property includes 4 diamond drill holes, geochemical and geophysical surveys.  Base mineralization at the Money Zone has been identified on the property.  A preliminary drill test of the Money Zone consisting of 4 holes was completed in 1991 with one hole intersecting 0.5 metres assaying 5.87% zinc and 1.82% lead.

In September 1998, an airborne electromagnetic and magnetic geophysical survey was flown over the property.  Several anomalous features considered to represent moderate to high priority targets were outlined as a result of the survey.  A high priority geophysical target is located immediately to the west and parallel to the Money zone and is co-incident with an IP anomaly previously identified but not drill tested.

The geological setting within the property is highly prospective for hosting large, massive sulphide deposits.  A drill program is required to test the high priority geophysical targets.

Kobex Minerals Inc. - Management Discussions and Analysis	- 2 -	Nine months ended September 30, 2011

Selected Quaterly Financial Information and Third Quarter Discussion

The following selected consolidated financial information is derived from the condensed consolidated interim financial statements of the Company.  All amounts are expressed in Canadian dollars.

	In accordance with IFRS							In accordance with GAAP
	Sep 30 2011	Jun 30 2011	Mar 31 2011	Dec 31 2010	Sep 30 2010	Jun 30 2010	Mar 31 2010	Dec 31 2009
Current assets Equipment Mineral property interests	$ 38,763,790 7,615	$ 39,469,944 8,034	$ 39,876,038 6,436	$ 41,087,221 7,355	$ 41,519,675 11,033	$ 42,525,129	$ 46,696,376 28,048	$ 46,231,673 28,048
Total assets	38,771,405	39,477,978	39,882,474	41,094,576	41,530,708	42,525,129	46,724,424	46,259,721
Current liabilities Equity	202,391 38,569,014	207,603 39,270,375	180,523 39,701,951	222,133 40,872,443	156,406 41,374,302	193,807 42,331,322	158,890 46,565,534	213,818 46,045,903
Total liabilities and shareholders' equity	38,771,405	39,477,978	39,882,474	41,094,576	41,530,708	42,525,129	46,724,424	46,259,721
Working capital	38,561,399	39,262,341	39,695,515	40,865,088	41,363,269	42,331,322	46,537,486	46,017,855
Expenses
Administrative and management services
Corporate development and investor relations
Consulting
Depreciation
Exploration
Office and sundry
Merger & acquisition costs
Professional fees
Rent parking & storage
Salaries and employee benefits
Share-based compensation
Transfer agent and regulatory fees
Travel and accomodation
	- 4,830 30,210 1,104 95,721 40,332 - 23,183 59,230 237,014 21,511 15,910 3,625	- 4,719 35,881 1,052 72,334 56,984 - 38,647 61,629 247,452 65,410 13,269 3,876	- 864 25,193 919 101,843 48,270 - 12,590 60,371 255,433 64,692 19,242 6,248	- 6,673 60,696 3,678 49,730 45,430 - 16,965 62,662 285,072 669,880 13,216 7,093	- 1,208 47,038 127,388 49,226 - 17,720 62,728 236,092 198,388 13,911 3,170	- 15,937 59,155 121,117 40,358 - 63,677 50,220 240,978 196,230 19,655 9,951	- 8,294 61,141 102,516 50,299 201,580 - 59,745 246,740 194,075 16,703 1,950	18,662 84,952 - - (106,261) 55,895 24,715 117,255 100,283 400,725 614,999 21,910 39,470
Loss before undernoted items	(532,670)	(601,253)	(595,665)	(1,221,095)	(756,869)	(817,278)	(943,043)	(1,372,605)

Other items
Foreign exchange income (loss) Interest income
Gain (loss) on held-for-trading investment Loss from equity investment Termination benefits and severances Gain on sale of marketable securities Dilution loss from equity investment
Write-off of mineral property interest
	139,088 129,477	(15,295) 120,162	(69,508) 119,103	(51,578) 100,334	(65,208) 83,636	964 68,919 (28,048)	(66,083) 84,983	(76,047) 127,993 163,292 (58,513) (500,000) 58,513
Income (loss) before income taxes	(264,105)	(496,386)	(546,070)	(1,172,339)	(738,441)	(680,443)	(924,143)	(1,657,367)
Income tax recovery	-	-	-	(364,583)	-	-	-	526,697
Income (loss) for the period	(264,105)	(496,386)	(546,070)	(1,536,922)	(738,441)	(680,443)	(924,143)	(1,130,670)
Unrealized gain/(loss) on available-for-sale marketable securities Income tax effect of unrealized gain on available-for-sale securities	(458,768)	(600)	(749,700)	600 364,583	(416,967)	(3,750,000)	1,249,700	4,539,400 (526,697)
Comprehensive income (loss)	$ (722,873)	$ (496,986)	$ (1,295,770)	$ (1,171,739)	$ (1,155,408)	$ (4,430,443)	$ 325,557	$ 2,882,033
Basic and diluted loss per common share	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.01)	(0.02)	(0.04)
Weighted average number of common shares outsatnding	46,057,832	46,057,832	45,995,919	45,967,077	45,967,077	46,967,077	45,967,077	27,958,434

Kobex Minerals Inc. - Management Discussions and Analysis	- 3 -	Nine months ended September 30, 2011

Results of Operations – Three Months Ended September 30, 2011

Loss for the three months ended September 30, 2011 was $264,105, compared to a loss of $738,441 in the third quarter of the previous year.  The $474,336 decrease in loss can be attributed to the combination of the following:

(i)	Total cash operating expenses (which excludes exploration) were $16,759 lower and is due primarily to:

•	Consulting fees were lower by $16,828 compared to last year
•	Professional fees were slightly higher by $5,463 in the current quarter as they relate to the use of additional legal counsel overseas associated with potential projects
•	Other administrative related expenses in total were at a similar level and was lower by $5,395 in the current quarter

(ii)	General exploration expenditures were $95,721 for the quarter, $31,667 lower than in the previous year due to both and timing of trips and site visits, and fewer trips taken.

(iii)	Included in the loss for the current period was a non-cash share-based compensation expense for $21,511 (2010 – $198,388) from the recognition of vesting of options that were previously granted.

The Company recorded a foreign exchange gain of $139,088 for the three months ended September 30, 2011 compared to a $65,208 loss in 2010 from the fluctuations of the Canadian and US dollar exchange rate.  Although the Company’s assets are predominately held in Canadian dollars, it did hold approximately $2 million in US dollars during most of the quarter;  the Company converted most of its US dollars at the end of the quarter when the Canadian currency weakened against the US currency.  The Company currently only holds a nominal amount of US dollars.  The Company recorded interest income of $129,477, an increase of $45,841 from 2010 as a direct result of higher interest rates earned on its cash balances this year.

Results of Operations – Nine months Ended September 30, 2011

Loss for the nine months ended September 30, 2011 was $1,306,561, compared to a loss of $2,343,027 in the same period of 2010.  The $1,036,466 decrease in loss is due to the combination of the following:

(i)	Total cash operating expenses, excluding exploration were $272,474 lower and can be attributed primarily to:

•	$208,557 in lower professional fees and as much of this related to additional costs associated with the transitional activities in early 2010 after the completion of the Arrangements
•	Consulting fees were lower by $76,050 compared to last year with fewer consultants used
•	Other administrative related expenses in total were $12,132 higher in the current year due to additional subscription costs relating to specialized trade market reports

(ii)	General exploration expenditures were $269,898 for the nine month period, $81,123 lower than in the previous year due to both timing of trips and site visits, and fewer trips taken.

(iii)	Included in the loss for the current period was a non-cash share-based compensation expense for $151,613 (2010 – $588,693) based on the recognition of vesting of options that were previously granted.

The Company recorded a foreign exchange gain of $54,286 for the nine months ended September 30, 2011 compared to a $35,327 loss in 2010 from the fluctuations of the Canadian and US dollar exchange rate.  Although the Company’s assets are predominately held in Canadian dollars, it did hold approximately $2 million in US dollars during most of the current nine month period;  the Company converted most of its US dollars at the end of the period when the Canadian currency weakened against the US currency.  The Company currently only holds a nominal amount of US dollars.  The Company recorded interest income of $368,742, an increase of $131,204 from the same period in 2010 as a direct result of higher interest rates earned on its cash balances.  The Company also wrote off $28,048 in property acquisition costs associated with the Hushamu Property on Vancouver Island in 2010 ($nil in 2011).

Liquidity and Capital Resources

The Company’s cash position at September 30, 2011 was $37,727,000, a decrease of $1,125,899 from December 31, 2010.  Total assets at September 30, 2011 were $38,763,790, a decrease of $2,323,431 from $41,094,576 as at December 31, 2010.  The decrease in assets is the direct result of the decrease in value of its marketable securities and the lower cash balance on hand.

The Company has received proceeds of $60,586 from the exercise of options and warrants in the first quarter of 2011.  As at November 8, 2011, the Company had working capital of over $38 million.

Kobex Minerals Inc. - Management Discussions and Analysis	- 4 -	Nine months ended September 30, 2011

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand should also allow the Company to acquire advanced stage exploration assets.  The Company will continue to rely on successfully completing additional equity financing to further the acquisition, exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the nine months ended September 30, 2011 was $1,183,150, compared to $1,603,916 for 2010.  The decrease is directly attributed to lower operating expenses and higher interest income in the current period.

Financing Activities

During the nine months ended September 30, 2011, 90,755 stock options were exercised at prices ranging from $0.53 to $0.96 for total proceeds of $60,586 to the Company.  Subsequent to September 30, 2011, 6,600 stock options with an exercise price of $0.82 were cancelled without being exercised.

Investing Activities

For the nine months ended September 30, 2011, the Company used $3,335 in investing activities in the acquisition of equipment.

Related Party Transactions

During the nine months ended September 30, 2011, management services fees of $15,600 (2010 - $10,800) were charged to a company related by common directors. As of September 30, 2011, $285 (2010 - $1,406) is owed to the Company as a result of management service provided to related corporation.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

The Company has entered into a lease agreement for office premises whereby the Company’s minimum rental obligations, which expires on January 30, 2013, are as follows:

2011	$ 55,824
2012	223,297
2013	18,608
$ 297,729

On November 26, 2009 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2009 and expiring January 30, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

Critical Accounting Estimates and Recent Accounting Pronouncements

The Company's accounting policies are presented in Note 2 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011. The preparation of the unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Significant areas requiring the use of management estimates relate to the determination of the fair value of share based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Kobex Minerals Inc. - Management Discussions and Analysis	- 5 -	Nine months ended September 30, 2011

Share-Based Compensation

The Company records all share-based compensation for options using the fair value method. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.  Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is transferred to share capital.

Mineral Properties

Exploration expenditures are charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. The Company does not consider a resource property to be at the development stage until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2011, and have not been applied in preparing these condensed consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

The Company does not anticipate that the adoption of these standards will materially impact its financial results.

Transition to International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, the Company transitioned from Canadian GAAP reporting to IFRS.  Previously, the Company prepared its consolidated annual financial statements and interim financial statements in accordance with Canadian GAAP.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

•
Business Combinations – Under IFRS 1, an entity has the option to retroactively apply IFRS 3 to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.  The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

•
Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company is also required to apply IFRS 2 to equity instruments that were granted after November 8, 2002 that vest after the date of transition to IFRS. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. The Company has elected this exemption under IFRS 1

In preparing its opening IFRS statement of financial position, comparative information for the nine months ended September 30, 2010 and financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with GAAP.  An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 12 of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2011.

Kobex Minerals Inc. - Management Discussions and Analysis	- 6 -	Nine months ended September 30, 2011

Mineral Properties

Based on current IFRS guidance, current accounting policies for exploration costs will not be impacted by the conversion to IFRS.  Exploration expenditures will continue to be charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, will continue to be capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Share-based Compensation

Under GAAP, the Company measured share-based compensation related to share purchase options at their fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. The fair value of the options granted is measured on the date of grant. Forfeitures are recognized as they occur.  IFRS 2, similar to GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of grant to recognize such expense over the vesting period of the options. However, all option grants are amortized using a graded amortization schedule. In addition, each vesting tranche is valued with unique assumptions, as if it were a separate grant.

Financial Instruments

The Company's financial instruments as at September 30, 2011 consist of cash and cash equivalents, marketable securities, amounts receivable and accounts payable and accrued liabilities.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the share market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s properties have exposure to zinc, lead, and silver. The prices of these metals may greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed worldwide.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk:  Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, share price and exploration results. The Company’s cash is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at September 30, 2011 provides ~~the~~ sufficient financial resources to carry out its operations through the next 12 months and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Kobex Minerals Inc. - Management Discussions and Analysis	-7 -	Nine months ended September 30, 2011

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and have concluded that the design of these disclosure controls and procedures are effective for the nine months ended September 30, 2011.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The Company’s management, (with the participation of Mr. Hills, the Company’s CEO, and Mr. Yik, the Company’s CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2011.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of September 30, 2011, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

During the nine months ended September 30, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at November 8, 2011, there were 46,057,832 outstanding common shares and 3,492,058 stock options outstanding, of which 2,815,558 are exercisable, with an exercise prices ranging from $0.53 to $20.31 per share.

Kobex Minerals Inc. - Management Discussions and Analysis	- 8 -	Nine months ended September 30, 2011